Filed pursuant to Rule 253(g)(2)

File No. 024-11857

CWS Investments, Inc.

SUPPLEMENT NO. 1 DATED JANUARY 6, 2023

TO THE OFFERING CIRCULAR DATED JULY 13, 2022

This document supplements, and should be read in conjunction with, the offering circular of CWS Investments, Inc. (the “Company,” “we”, “our” or “us”), dated July 13, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 13, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose an update to the minimum purchase requirement, which will be effective as of February 1, 2023.

Updated related to Minimum Purchase Requirements.

We are hereby updating the following sections of our Offering Statement to modify the minimum purchase requirements for sales of our Class A Preferred Stock. Effective as of February 1, 2023, the minimum purchase requirements to purchase Class A Preferred Stock in CWS Investments, Inc. shall be increased $500 to $2,500.

The following sections of the Offering Statement, dated July 13, 2022, are amended as follows:

Introduction:

CWS Investments, Inc. (the “Company”) is offering a combined maximum amount of $75,000,0001 of a single class of Series A Redeemable Preferred Membership Units in the Company (“Preferred Stock” or “Shares”) at an offering price of $10.00 per share. The Company’s sole shareholder is not selling any shares of common stock in this Offering. The minimum permitted purchase is $2,500 for Class A Preferred Stock (“Stock” or “Shares”). The Company is also offering up to 525,000 Bonus Shares that will be issued at no cost to investors. 2 Further, information on the securities being offered can be found on page 32. The Company expects to begin selling the Shares on or about June 1, 2022, but in no event prior to the qualification of this Offering by the SEC. Investors will be required to hold their Interest for four (4) years from the date of the Management’s receipt and deposit of the invested funds (the “Lockup Period”). Early redemption requests for reasons of financial hardship or emergency during the Lockup Period may be considered on a case by case basis subject to a penalty against the amount invested, as well as the loss of Bonus Shares, as further described on page 30, Description of Securities – Limited Right of Liquidity.

Series A Redeemable Preferred Membership Units

The Series A Redeemable Preferred Membership Units in the Company will be offered to prospective investors. Each share of Redeemable Preferred Stock will have an initial stated value of $10 per share (the “Stated Value”), subject to appropriate adjustment upon certain events such as recapitalizations, stock dividends, stock splits, stock combinations, and reclassifications, as set forth in the Certificate of Designation for the Redeemable Preferred Stock. The Shares will be offered and sold publicly at a price of $10 per share. The minimum investment amount of Series A Redeemable Preferred Stock is $2,500. The Shares will not be certificated. The Shares rank senior to any issued or unissued common stock or membership units of the Company with respect to payment of dividends and distribution of amounts upon our liquidation, dissolution or winding up. Holders of our Series A Redeemable Preferred Stock will have no voting rights.

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SUMMARY OF THE OFFERING

Issuer	CWS Investments, Inc.

Securities Offered	We are offering up to 7,500,000 shares of Class A Preferred Stock and up to 525,000 Bonus shares of Class A Preferred Stock. There is no requirement that any number of any class of Stock be sold. We are not offering Common Stock. The Stock being offered will have no voting rights.

Preferred Dividend Return	Class A - We will issue dividends up to 8% to be paid monthly. The minimum investment amount is $2,500. Shareholders will be required to hold their shares for a minimum of four (4) years, subject to redemption provisions set forth on page 33.

Offering Price	$10 per Share.

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The shares will be sold at a public offering price of $10 per share. The minimum initial investment is $2,500 for Class A Preferred Stock. Any additional purchases must be in increments of $10. Class A Members will be required to hold their investment for a minimum of forty-eight (48) months.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this supplement to be signed on its behalf by the undersigned, thereunto duly authorized.

CWS Investments, Inc.

By:	/s/ Christopher W. Seveney
Name:	Christopher W. Seveney
Title:	Chief Executive Officer

Date:	December 22, 2022

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